UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated July 26, 2007

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

This Report on Form 6-K shall be deemed to be incorporated by reference into QIAGEN N.V.’s Registration Statement on Form F-4 (Registration No. 333-143791) filed with the Securities and Exchange Commission on June 15, 2007, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On July 26, 2007, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) (“QIAGEN”) issued a press release announcing that it has successfully completed its exchange offer for all outstanding shares of common stock of Digene Corporation (Nasdaq: DIGE) (“Digene”). The exchange offer expired at 11:59 p.m., New York City time, on Friday, July 20, 2007. At the time the exchange offer closed, 23,270,298 shares, representing approximately 94.6% of Digene’s outstanding common stock, had been tendered. Digene stockholders elected to receive QIAGEN ordinary shares in exchange for approximately 90% of the Digene shares tendered, and therefore proration of Digene common stock elections will be required. QIAGEN will announce the proration calculations when completed and, in any event, on or before Thursday, August 2, 2007.

QIAGEN expects to complete its acquisition of Digene on Monday July 30, 2007 through a short-form merger under Delaware law. In the short form merger, QIAGEN will acquire all other Digene shares at the same price and with the same election procedure (other than for those shares as to which holders properly exercise appraisal rights) offered in the exchange offer. QIAGEN will be able to effect this merger without a meeting of Digene stockholders. Stockholders who continue to hold Digene shares at the time of the merger and who fulfill certain other requirements of Delaware law will have appraisal rights in connection with the merger. At the completion of the merger, Digene will become a wholly owned subsidiary of QIAGEN’s affiliate QIAGEN North American Holdings, Inc.

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Peer M. Schatz
Peer M. Schatz Chief Executive Officer

Date: July 26, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 26, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact Information:

    QIAGEN

    Investors:

    Dr. Solveigh Mähler

    Inside the US: (240) 686-2222

    011-49-2103-29-11710

    Media:

    Dr. Thomas Theuringer

    011-49-2103-29-11826

QIAGEN COMPLETES EXCHANGE OFFER FOR DIGENE CORPORATION

Anticipates Prompt Completion of Acquisition

Venlo, The Netherlands – July 26, 2007 – QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) today announced that it has successfully completed its exchange offer for all outstanding shares of common stock of Digene Corporation (Nasdaq: DIGE). The exchange offer expired at 11:59 p.m. Eastern Time on Friday, July 20, 2007. At the time the exchange offer closed, 23,270,298 shares, representing approximately 94.6%, of Digene’s outstanding common stock, had been tendered.

Digene stockholders elected to receive QIAGEN ordinary shares in exchange for approximately 90% of the Digene shares tendered, and therefore proration of Digene common stock elections will be required. QIAGEN will announce the proration calculations when completed and, in any event, on or before Thursday, August 2, 2007.

QIAGEN expects to complete its acquisition of Digene on Monday July 30, 2007 through a short-form merger under Delaware law. In the short form merger, QIAGEN will acquire all other Digene shares at the same price and with the same election procedure (other than for those shares as to which holders properly exercise appraisal rights) offered in the exchange offer. QIAGEN will be able to effect this merger without a meeting of Digene stockholders. Stockholders who continue to hold Digene shares at the time of the merger and who fulfill certain other requirements of Delaware law will have appraisal rights in connection with the merger. At the completion of the merger, Digene will become a wholly owned subsidiary of QIAGEN’s affiliate QIAGEN North American Holdings, Inc.

“We are rapidly advancing towards closing this transaction and are very pleased with the speed and results of this process”, said Peer M. Schatz, QIAGEN’s Chief Executive Officer.

About QIAGEN

QIAGEN N.V., a Netherlands holding company is the leading provider of innovative sample and assay technologies and products. QIAGEN’s products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics. QIAGEN has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, nucleic acid and protein handling, separation, and purification and open and target specific assays. The company’s products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. QIAGEN employs more than 2,000 people worldwide. QIAGEN products are sold through a dedicated sales force and a global network of distributors in more than 40 countries. In this press release QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. Current QIAGEN molecular diagnostics products are 34 EU CE IVD assays, six EU CE IVD sample preparation products, one 510k PAX RNA product, nine China SFDA IVD assays and 98 general purpose reagents. Further information about QIAGEN can be found at www.qiagen.com.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences may include, but are not limited to, the risk of unanticipated administrative delays, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Digene. QIAGEN has filed a Registration Statement on Form F-4, as amended, with the Securities and Exchange Commission in connection with the exchange offer and subsequent merger. Digene stockholders should read those filings, and any other filings made by QIAGEN with the SEC in connection with the proposed Digene acquisition, as they contain important information. These SEC filings, as well as QIAGEN’s other public SEC filings, can be obtained without charge at the SEC website at www.sec.gov. and at QIAGEN’s website at www.qiagen.com. Additional copies of the prospectus, which is a part of QIAGEN’s Registration Statement on Form F-4, can be obtained by contacting QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

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